UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-34502

CUSIP Number: 36117V204

(Check one):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future FinTech Group Inc.

Full Name of Registrant

N/A

Former Name if Applicable

Americas Tower, 1177 Avenue of The Americas, Suite 5100
Address of Principal Executive Office (Street and Number)

New York, NY 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Future FinTech Group Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company’s financial statements in time for filing. The Company anticipates filing its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shanchun Huang	888	622-1218
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Future FinTech Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2024	By:	/s/ Shanchun Huang
Shanchun Huang
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Significant Changes in Results of Operations

We anticipate reporting the following significant changes in the results of operations from the same period of the last fiscal year:

Revenue Revenue for the three months ended March 31, 2024 was $5.12 million, an increase of $1.76 million, or 52.27%, from $3.36 million for the same period of the last fiscal year. The increase in revenue for the three months ended March 31, 2024 was primarily due to more revenue from asset management service, as the Company hired more seasoned account managers to boost the assets under management (“AUM”) and thus improved the revenue to $4.37 million for three months ended March 31, 2024 from $3.16 million for the same period of 2023. Supply chain financing/trading increased $0.33 million from $0.11 million for the three months ended March 31, 2023 to $0.44 million for the same period of 2024. It was due to the Company sold more bulk goods with ownership than as an agent. Other revenues increased from $0.09 million for the three months ended March 31, 2023 to $0.31 million for the same period of 2024, mainly due to the increased debt recovery consulting service fee as well as U.S. dollar bond service income of approximately $0.24 million, as we did not have such income in first quarter 2023.

Gross Profit Gross Profit for the three months ended March 31, 2024 was $1.95 million, an increase of $0.75 million, from $1.20 million for the same period of the last fiscal year, mainly due to increase of the gross profit from asset management business and other revenues.

Other Income (Expense), Net Other expenses, net increased by $1.67 million to $1.72 million for the three months ended March 31, 2024 from $0.04 million in the same period of the last fiscal year, primarily due to legal fees of litigation with FT Global.

Net loss from continue operation Net loss from continue operation increased by $1.83 million from $2.14 million for the three months ended March 31, 2023 to $3.97 million for the same period of 2024, mainly due to the increase in operating expenses, as discussed above.

Loss per Share Basic and diluted loss per share from continuing operations were $0.20 and $0.20 for the three months ended March 31, 2024, respectively, as compared to a loss of $0.14 and $0.14 for the same periods of 2023, respectively. Basic and diluted income per share attributable to discontinued operations was $0.03 and $0.03 for the three months ended March 31, 2024, respectively. Basic and diluted earnings per share attributable to discontinued operations was $0.01 and $0.01 for the three months ended March 31, 2023, respectively.

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